

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 17, 2010

David B. Potts
Executive Vice President and Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

      RE: **Arris Group, Inc.**
              Form 10-K for the year ended December 31, 2009
              Form 10-Q for the fiscal quarter ended March 31, 2010

              Definitive Proxy Statement
              Filed April 9, 2010
              File No. 0-31254

Dear Mr. Potts:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director